Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration as at 31 December 2023

Johannesburg, 26 February 2024: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to report attributable Group Mineral Resources and Mineral Reserves as at 31 December 2023.

The declared Mineral Resources and Mineral Reserves for the Group's managed operations and projects are the outcome of a detailed annual operational and life of mine (LoM) planning process and are indicative of the considerable underlying mineral assets base which supports sustainable long-life production.

CEO, Neal Froneman commented: "In line with our strategy, we have expanded and diversified our asset portfolio across five continents. The substantial Mineral Resources and Reserves the Group holds, serve as the foundation for long-term production of a varied mix of metals and minerals. This not only mitigates risk through diversification, but supports the company's strategy of producing green metals that will underpin future energy solutions. The 55.1% increase in attributable lithium Mineral Resources and the addition of the Mt Lyell copper Mineral Resources are particularly pleasing "

This Mineral Resources and Mineral Reserves declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration which will be available in the Group Mineral Resources and Mineral Reserves Report, when published on 26 April 2024 at www.sibanyestillwater.com/news-investors/reports/annual/.

1.Salient features

•Stable 2E PGM Mineral Resources of 57.2Moz (+2.1%) and Mineral Reserves of 26.3Moz (unchanged) at our US PGM operations
•4E PGM Mineral Resources of 144.6Moz (+6.7%) and Mineral Reserves of 28.1Moz (-10.4%) at our SA PGM operations
–The reduction in Reserves is largely driven by depletion (-1.9Moz) and the exclusion of the North Hill Project at Mimosa (-1.5Moz)
•Gold Mineral Resources of 31.5Moz (-25.4%) and Mineral Reserves of 10.9Moz (-15.7%) at our SA gold operations and projects (including DRDGOLD)
–Impacted by the rationalisation at our Kloof and Beatrix operations, which led to the cessation of production at the Kloof 4 and Beatrix West shafts.
•A 81% increase in attributable lithium Mineral Resources to 440kt of lithium carbonate equivalent (LCE)
–Driven by successful exploration activities at the Keliber project in Finland and an update Mineral Resource estimate at the Rhyolite Ridge project in Nevada
•Zinc Mineral Resources of 1,252Mlb (+307%) and Mineral Reserves of 1,726Mlb (+287%)
–Driven by the 100% acquisition of New Century Resources Ltd (Century).
•Copper Mineral Resources of 8,163Mlb (-39.4%)
–The exercise of the Mt Lyell option, obtained via the acquisition of Century, has added 1,609Mlb of contained copper
–Unchanged Mineral Resources at the Altar project, but due to a 60% earn-in obtained by Aldebaran Resources Ltd., the manager of the Altar exploration project, 6,752Mlb of attributable copper Mineral Resources have been impacted. Mineral Resources now stands at 6,386Mlb copper (48.61% attrib.)
–Uranium (U3O8) Mineral Resources of 59.2Mlb, a decrease of -11.1%
–Due to reasonable prospect for economic extraction (RPEE) considerations, portions of the Cooke Millsite TSF (-7.4Mlb) have been excluded

2.Group overview

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
PGM			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Operations	Measured	21.1	11.5	7.8	7.8	19.3	10.4	6.4	6.4
		Indicated	19.3	9.2	5.7	5.7	19.1	7.9	4.8	4.8
		Measured + Indicated	40.4	10.4	13.5	13.5	38.3	9.1	11.3	11.3
		Inferred	113.8	11.9	43.7	43.7	114.0	12.2	44.8	44.8
	Exploration	Measured	22.1	0.8	0.6	4.1	18.8	0.8	0.5	2.8
		Indicated	10.0	0.6	0.2	1.3	21.5	0.6	0.4	2.3
		Measured + Indicated	32.1	0.7	0.7	5.4	40.3	0.7	0.9	5.1
		Inferred	4.0	0.5	0.1	0.4	5.0	0.5	0.1	0.4
Southern Africa²	Operations	Measured	262.0	4.6	38.8	52.4	262.8	4.7	39.3	54.6
		Indicated	534.3	4.1	70.9	90.1	499.9	4.2	67.4	86.0
		Measured + Indicated	796.4	4.3	109.7	142.5	762.6	4.4	106.7	140.6
		Inferred	240.9	4.5	34.9	44.5	205.3	4.4	28.8	37.4
	Exploration	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	244.5	4.1	32.5	45.1	253.7	4.1	33.5	47.0
		Measured + Indicated	246.2	4.1	32.7	45.4	255.4	4.1	33.7	47.3
		Inferred	158.8	3.7	18.8	26.2	165.4	3.7	19.4	27.5
Total Measured + Indicated			1,115.0	4.4	156.7	206.9	1,096.7	4.3	152.6	204.3
Grand total			1,632.5	4.8	254.2	321.7	1,586.4	4.8	245.7	314.4

			Attributable			100%	Attributable			100%
GOLD			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Operations	Measured	242.7	2.2	17.1	17.8	249.9	2.5	19.8	20.5
		Indicated	286.9	1.4	12.5	14.1	297.9	1.7	15.8	17.4
		Measured + Indicated	529.7	1.7	29.6	31.9	547.7	2.0	35.6	37.9
		Inferred	22.7	2.6	1.9	2.0	35.4	5.8	6.6	6.7
	Development	Measured	0.4	4.4	0.1	0.1	0.3	13.4	0.1	0.1
		Indicated	10.9	4.4	1.6	1.6	5.8	11.1	2.1	2.1
		Measured + Indicated	11.4	4.4	1.6	1.6	6.0	11.2	2.2	2.2
		Inferred	29.3	4.3	4.1	4.1	31.5	4.2	4.3	4.3
	Exploration	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Australia	Exploration	Measured	3.7	0.2	0.03	0.03	—	—	—	—
		Indicated	51.4	0.3	0.4	0.4	—	—	—	—
		Measured + Indicated	55.1	0.2	0.4	0.4	—	—	—	—
		Inferred	24.3	0.1	0.1	0.1	—	—	—	—
Americas	Exploration	Measured	332.1	0.1	1.2	2.8	656.7	0.1	2.5	2.6
		Indicated	292.1	0.1	0.8	1.7	614.2	0.1	1.7	2.5
		Measured + Indicated	624.2	0.1	2.0	4.4	1,270.9	0.1	4.1	5.2
		Inferred	96.5	0.1	0.2	0.5	202.7	0.1	0.5	0.8
Total Measured + Indicated			1,264.5	1.0	40.0	44.8	1,868.8	0.8	48.3	51.7
Grand total			1,441.3	1.0	46.7	51.8	2,142.4	0.9	60.1	63.9

			Attributable				100%	Attributable				100%
LITHIUM			Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(kt)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)	(kt)
Europe³	Development	Measured	0.4	0.58	1.25	12	15	0.5	0.47	1.02	13	16
		Indicated	3.5	0.56	1.20	103	129	3.3	0.48	1.04	86	101
		Measured + Indicated	3.9	0.56	1.20	115	144	3.9	0.48	1.04	100	117
		Inferred	3.6	0.50	1.07	94	118	2.8	0.38	0.82	57	67
Americas³	Exploration	Measured	3.0	0.17	0.37	28	403	2.7	0.17	0.37	25	357
		Indicated	17.3	0.17	0.37	160	2,317	6.1	0.16	0.33	50	725
		Measured + Indicated	20.4	0.17	0.37	188	2,720	8.8	0.16	0.35	75	1,082
		Inferred	4.5	0.18	0.39	44	630	1.4	0.16	0.35	12	167
Total Measured + Indicated			24.2	0.24	0.51	303	2,864	12.7	0.26	0.56	175	1,199
Grand total			32.3	0.26	0.55	440	3,612	16.9	0.27	0.58	244	1,433

			Attributable			100%	Attributable			100%
URANIUM			Tonnes	Grade	U₃O₈	U₃O₈	Tonnes	Grade	U₃O₈	U₃O₈
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Southern Africa	Exploration	Measured	63.8	0.24	33.2	41.0	158.0	0.12	40.4	50.5
		Indicated	47.5	0.25	25.9	28.3	49.1	0.24	26.1	28.5
		Measured + Indicated	111.4	0.24	59.1	69.3	207.0	0.15	66.5	79.0
		Inferred	—	1.10	0.1	0.1	0.04	1.10	0.1	0.1
Grand total			111.4	0.24	59.2	69.4	207.1	0.15	66.6	79.1

			Attributable			100%	Attributable			100%
COPPER			Tonnes	Grade	Copper	Copper	Tonnes	Grade	Copper	Copper
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	Exploration	Measured	3.7	0.89	73	73	—	—	—	—
		Indicated	51.4	0.91	1,036	1,036	—	—	—	—
		Measured + Indicated	55.1	0.91	1,108	1,108	—	—	—	—
		Inferred	24.3	0.94	501	501	—	—	—	—
Americas	Exploration	Measured	332.1	0.42	3,062	6,807	656.7	0.43	6,179	6,558
		Indicated	292.1	0.41	2,622	5,643	614.2	0.40	5,477	6,321
		Measured + Indicated	624.2	0.41	5,683	12,450	1,270.9	0.42	11,656	12,879
		Inferred	96.5	0.41	871	1,893	202.7	0.41	1,812	2,098
Total Measured + Indicated			679.3	0.45	6,792	13,558	1,270.9	0.42	11,656	12,879
Grand total			800.2	0.46	8,163	15,952	1,473.6	0.41	13,468	14,977

			Attributable			100%	Attributable			100%
ZINC			Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	Exploration	Measured	1.0	4.8	106	106	0.2	4.8	21	106
		Indicated	8.9	5.7	1,111	1,111	1.8	5.7	221	1,111
		Measured + Indicated	9.9	5.6	1,217	1,217	2.0	5.6	242	1,217
		Inferred	0.6	2.7	35	35	0.5	6.5	66	331
Grand total			10.5	5.4	1,252	1,252	2.4	5.8	308	1,548
Note: Mineral Resources are reported on an attributable basis, and metal content is additionally stated on a 100% ownership basis
1For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
2For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
3For the Lithium Mineral Resources, Li (%) was derived from Li2O by dividing by a factor of 2.153. LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)) can be derived from LCE by dividing by a factor of 0.88

Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
PGM			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Operation	Proved	10.9	13.5	4.8	4.8	10.0	13.5	4.3	4.3
		Probable	49.5	13.6	21.5	21.5	50.3	13.6	22.0	22.0
		Proved + Probable	60.4	13.5	26.3	26.3	60.2	13.6	26.3	26.3
Southern Africa²	Operation	Proved	113.2	3.5	12.9	17.8	128.9	3.5	14.7	21.4
		Probable	132.8	3.6	15.3	19.3	151.2	3.4	16.7	21.6
		Proved + Probable	246.0	3.6	28.1	37.1	280.0	3.5	31.4	43.0
Grand total Proved + Probable			306.4	5.5	54.5	63.4	340.3	5.3	57.7	69.3

			Attributable			100%	Attributable			100%
GOLD			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Operation	Proved	211.8	0.8	5.4	7.3	227.8	0.9	6.6	8.7
		Probable	124.2	0.8	3.0	3.9	124.6	0.9	3.7	4.5
		Proved + Probable	336.0	0.8	8.4	11.2	352.4	0.9	10.3	13.2
	Development	Proved	—	—	—	—	—	—	—	—
		Probable	19.8	4.0	2.5	2.5	20.5	4.0	2.7	2.7
		Proved + Probable	19.8	4.0	2.5	2.5	20.5	4.0	2.7	2.7
Grand total Proved + Probable			355.8	1.0	10.9	13.7	373.0	1.1	12.9	15.9

			Attributable				100%	Attributable				100%
LITHIUM			Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(%)	(kt)	(kt)	(Mt)	(%)	(%)	(kt)	(kt)
Europe³	Development	Proved	3.1	0.48	1.04	80	101	3.3	0.48	1.04	85	101
		Probable	4.6	0.42	0.90	102	127	4.9	0.42	0.90	108	127
Grand total Proved + Probable			7.7	0.44	0.96	182	228	8.2	0.44	0.96	194	228

			Attributable			100%	Attributable			100%
ZINC			Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	Operation	Proved	26.1	3.0	1,726	1,726	6.8	3.0	446	2,240
		Probable	—	—	—	—	—	—	—	—
Grand total Proved + Probable			26.1	3.0	1,726	1,726	6.8	3.0	446	2,240
Note: Mineral Reserves are reported on an attributable basis, and metal content is additionally stated on a 100% ownership basis
1For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
2For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
3For the Lithium Mineral Reserves, Li (%) was derived from Li2O by dividing by a factor of 2.153. LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)) can be derived from LCE by dividing by a factor of 0.88

2.1. About our disclosure and related assumptions

The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) rules and guidelines for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. This specific disclosure is in compliance with the SEC rules, while the JSE compliant version can be located at https://www.sibanyestillwater.com/download/reserves-resources-dec2023-jse
Forward looking prices, based on extensive market research that reflect “through the cycle” pricing, is considered in Mineral Resources and Mineral Reserves estimations. Mineral Resources price assumptions, which focus on longer timeframes, are based on moderately higher prices than for Mineral Reserves to reflect the ore-body flexibility.
For the PGM mineral properties, the US$ based, forward looking commodity prices used for the 2023 life of mine process has largely been retained from 2022, with the only change relating to rhodium, where prices have been adjusted downwards to US$6,000/oz from US$8,000/oz. The longer term outlook of US$1,250/oz for platinum and palladium are maintained based on our evaluation of sustainable, through the cycle, price assumptions.
At our South African gold operations, the most recent (at the time of estimation) bank consensus forward looking prices for Mineral Reserves has been considered. This recognizes increase in spot gold prices, while still maintaining a conservative longer term outlook.
As it relates to base metals, adjustments to our longer-term outlooks for chrome ore and uranium have been made. Over the past year a 42% increase in lumpy chrome ore prices have been sustained - well above our previous assumptions of US$150-US$165/tonne, with current spot at approximately US$280/tonne.

Over the past year, there has been an acceleration of a structural shift in the long-term fundamentals for uranium, underpinned by the recognition of uranium as a potential source of green energy, and a crucial contributor to the global decarbonization requirements going forward. This has resulted in the U3O8 spot price recently breaching US$100/lb and long term consensus prices breaching US$ 60/lb U3O8. As a result, the adjustments in the long term contract price to US$60/lb is deemed reasonable and reflects a price that is sustainable in the foreseeable future.
The commodity prices used in the estimation of Mineral Resources and Mineral Reserves at non-managed entities are provided in the notes to the relevant tables. At the Keliber lithium project, the estimates still reflect the Keliber Competent Persons (CP's) review, prior to the company taking majority ownership and were conducted at a Li price of ~US$25,000/t LiOH.H2O.
The exchange rates used for the Mineral Resources and Mineral Reserves Declaration as at 31 December 2023 is R17.00:US$ (up from R16.00:US$ at end 2022, reflecting the continuing deteriorating long-term Rand:US$ outlook), US$1.12:EUR, R19:EUR and US$0.75:AUD.
2023 price decks for managed Mineral Resources & Mineral Reserves (excluding SA gold Mineral Reserves)

	31 Dec 2023						31 Dec 2022
	MINERAL RESOURCES			MINERAL RESERVES			MINERAL RESERVES
Precious metals	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg
Gold	1,800	30,600	983,812	1,650	28,050	901,828	1,650	26,400	850,000
Platinum	1,500	25,500	819,843	1,250	21,250	683,203	1,250	20,000	643,014
Palladium	1,500	25,500	819,843	1,250	21,250	683,203	1,250	20,000	643,014
Rhodium	8,000	136,000	4,372,498	6,000	102,000	3,279,374	8,000	128,000	4,115,292
Iridium	3,000	51,000	1,639,687	2,500	42,500	1,366,406	2,500	40,000	1,286,029
Ruthenium	350	5,950	191,297	300	5,100	163,969	300	4,800	154,323
Base metals	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne
Nickel	7.94	17,500	297,500	7.35	16,200	275,400	7.35	16,200	259,200
Copper	4.54	10,000	170,000	4.06	8,950	152,150	4.06	8,950	143,200
Cobalt	25	55,116	936,964	22	48,502	824,528	22	48,502	776,026
Zinc	1.30	2,866	48,722	1.15	2,535	43,100	N/A	N/A	N/A
Uranium oxide (U3O8)¹	60	132,277	2,248,712	50	110,231	1,873,927	50	110,231	1,763,696
Chromium oxide (Cr2O3), (42% concentrate) [1]	0.10	220	3,740	0.09	200	3,400	0.06	150	2,400
Lithium carbonate	14.97	33,000	561,000	13.61	30,000	510,000	N/A	N/A	N/A
Lithium hydroxide	15.88	35,000	595,000	14.51	32,000	544,000	N/A	N/A	N/A
1 Long term contract prices

Sibanye-Stillwater 2023 price deck for Mineral Reserves at managed gold operations.

	2024	2025	2026	2027	Long Term
(US$/oz)	1,984	1,875	1,750	1,700	1,600
(R/kg)	1,179,872	1,091,092	975,333	934,075	941,374

3.Group Mineral Resources and Mineral Reserves per geographical region & commodity

3.1. Americas

3.1.1. Platinum group metals (PGM)

3.1.1.1. US PGM operations
•Total 2E PGM Mineral Resources of 57.2Moz, a year-on-year increase of 2.1%
•Total 2E PGM Mineral Reserves of 26.3Moz, unchanged year-on-year

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
PGM	Americas		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Stillwater and	Measured	21.1	11.5	7.8	7.8	19.3	10.4	6.4	6.4
	East Boulder	Indicated	19.3	9.2	5.7	5.7	19.1	7.9	4.8	4.8
		Measured + Indicated	40.4	10.4	13.5	13.5	38.3	9.1	11.3	11.3
		Inferred	113.8	11.9	43.7	43.7	114.0	12.2	44.8	44.8
Grand total			154.2	11.5	57.2	57.2	152.3	11.4	56.0	56.0

PGM Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
PGM	Americas		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Stillwater and	Proved	10.9	13.5	4.8	4.8	10.0	13.5	4.3	4.3
	East Boulder	Probable	49.5	13.6	21.5	21.5	50.3	13.6	22.0	22.0
Grand total Proved + Probable			60.4	13.5	26.3	26.3	60.2	13.6	26.3	26.3
2E PGM = Pt (22%) + Pd (78%)

Given our longer term outlook on PGM prices, Mineral Reserves and Mineral Resources has remained relatively stable, with Mineral Resources depletion off-set by successful brownfield exploration activity, and enhance by continued improvement in estimation practices. In light of the current depressed palladium price, ongoing review of the US PGM operations production and ramp-up profiles is currently taking place.

A detailed reconciliation of the 2022 to 2023 US PGM operations Mineral Reserves is shown in the adjacent table.

US PGM operations – Mineral Reserves reconciliation

Factors	2E PGM (Moz)
31 Dec 2022	26.3
Depletion	-0.5
Post depletion	25.8
Area inclusion/exclusion	0.2
Estimation methodology	2.2
Modifying factors	-1.9
31 Dec 2023	26.3

3.1.1.2. US PGM - Marathon exploration project

•Total 2E PGM Mineral Resources of 0.8Moz, a year-on-year decrease of -18.9%

PGM Mineral Resources
		31 Dec 2023					31 Dec 2022
PGM	Americas	Tonnes	PGM	PGM	Copper	Copper	Tonnes	PGM	PGM	Copper	Copper
Exploration		(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Marathon¹	Measured	22.1	0.8	0.6	0.20	99	18.8	0.8	0.5	0.20	84
	Indicated	10.0	0.6	0.2	0.22	49	21.5	0.6	0.4	0.21	102
	Measured + Indicated	32.1	0.7	0.7	0.21	148	40.3	0.7	0.9	0.21	186
	Inferred	4.0	0.5	0.1	0.23	20	5.0	0.5	0.1	0.23	25
Grand total		36.0	0.7	0.8	0.21	167	45.3	0.7	1.0	0.21	211
113.9% Attributable, non-managed, excluding gold and silver by products which are not material.

The Mineral Resource estimate for the Marathon project in Canada has remained unchanged during 2023. The Groups' shareholding in Generation Mining Ltd. changed from 18.19% to 13.9% during the year, resulting in the associated decrease in attributable Mineral Resources.

3.1.2. Battery metals

3.1.2.1.Rhyolite Ridge lithium exploration project

•Total LCE Mineral Resources of 232 kt, a year-on-year increase of 167%

Lithium Mineral Resources
			31 Dec 2023					31 Dec 2022
LITHIUM	Americas		Tonnes	Li	LCE	H₃BO₃	H₃BO₃	Tonnes	Li	LCE	H₃BO₃	H₃BO₃
			(Mt)	(%)	(kt)	(%)	(kt)	(Mt)	(%)	(kt)	(%)	(kt)
Exploration	Rhyolite Ridge	Measured	3.0	0.17	28	8.2	248	2.7	0.17	25	8.3	225
		Indicated	17.3	0.17	160	3.4	595	6.1	0.16	50	8.1	494
		Measured + Indicated	20.4	0.17	188	4.1	843	8.8	0.16	75	8.2	720
		Inferred	4.5	0.18	44	2.8	128	1.4	0.16	12	7.9	106
Grand total			24.9	0.17	232	3.9	971	10.2	0.16	87	8.1	826
6.91% attributable interest in Ioneer Ltd, manager of the Rhyolite Ridge project

The Group has an agreement with ioneer Limited to establish a 50:50 joint venture with respect to the Rhyolite Ridge project in Nevada, subject to the satisfaction of all conditions precedent. The project is in the final stage of permitting, with a record of decision (ROD) expected in the second half of 2024.

During April 2023, ioneer announced an updated Mineral Resource estimate for the South Basin at the project, now comprising 360Mt, containing 3.4Mt of LCE and 14.1Mt Boric acid equivalent (BAE). Accordingly, the Groups attributable Mineral Resources have been adjusted based on its 6.91% legal interest in ioneer.

3.1.2.2. Altar copper exploration project

•Total copper Mineral Resources of 6,386Mlb, a year-on-year decrease of -39.4%

Copper Mineral Resources
		31 Dec 2023					31 Dec 2022
COPPER	Americas	Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
Exploration		(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Altar¹	Measured	310.1	0.43	2,963	0.1	1.2	637.9	0.43	6,095	0.1	2.4
	Indicated	282.1	0.41	2,573	0.1	0.7	580.3	0.41	5,293	0.1	1.5
	Measured + Indicated	592.2	0.42	5,536	0.1	1.9	1,218.2	0.42	11,388	0.1	3.9
	Inferred	92.6	0.42	851	0.1	0.2	190.4	0.42	1,750	0.1	0.4
Rio Grande	Measured	—	—	—	—	—	—	—	—	—	—
	Indicated	—	—	—	—	—	12.5	0.30	82	0.4	0.1
	Measured + Indicated	—	—	—	—	—	12.5	0.30	82	0.4	0.1
	Inferred	—	—	—	—	—	7.2	0.23	37	0.3	0.1
Total Measured + Indicated		592.2	0.42	5,536	0.1	1.9	1,230.7	0.42	11,470	0.1	4.1
Grand total		684.7	0.42	6,386	0.1	2.1	1,428.3	0.42	13,257	0.1	4.5
148.61% Attributable, non-managed

The Altar in situ Mineral Resource Estimate remained unchanged year-on-year. During 2023, Aldebaran Resources, the manager of the project, gave notice that they have completed the contractual expenditures to gain a 60% interest in the Altar project from the Group. Accordingly, the Group's attributable copper Mineral Resources have been adjusted, taking into consideration the groups 40% project level interest, and 14.35% equity shareholding in Aldebaran Resources Ltd. as of 31 December 2023, which now totals 48.61% vs 100% in 2022.

Given the lack of continued project and exploration work by Aldebaran, and considering the requirement for the reasonable prospect for economic extraction, the group has excluded the previously reported Rio Grande project from its total copper Mineral Resources.

3.2. Southern Africa
3.2.1. Platinum group metals
3.2.1.1. SA PGM operations

•Total 4E PGM Mineral Resources of 144.6Moz, a year-on-year increase of 6.7%
•Total 4E PGM Mineral Reserves of 28.1Moz, a year-on-year decrease of -10.4%

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Marikana¹	Measured	44.9	3.9	5.6	6.9	53.0	4.0	6.8	8.4
		Indicated	436.2	3.9	54.9	68.1	379.4	3.9	47.3	58.7
		Measured + Indicated	481.1	3.9	60.5	75.0	432.5	3.9	54.1	67.1
		Inferred	200.3	4.4	28.6	35.4	172.4	4.4	24.2	30.0
	Rustenburg²	Measured	174.9	5.1	28.6	38.7	178.2	5.1	29.1	39.3
		Indicated	85.0	5.3	14.6	19.5	107.3	5.4	18.6	24.3
		Measured + Indicated	259.8	5.2	43.2	58.2	285.5	5.2	47.7	63.6
		Inferred	26.1	5.7	4.8	5.9	14.9	5.6	2.7	3.5
	Kroondal³	Measured	25.3	3.3	2.7	3.1	15.5	3.4	1.7	3.4
		Indicated	4.8	3.3	0.5	0.6	4.7	3.8	0.6	1.2
		Measured + Indicated	30.2	3.3	3.2	3.7	20.3	3.5	2.3	4.5
		Inferred	—	—	—	—	2.5	2.9	0.2	0.5
	Mimosa⁴	Measured	16.9	3.4	1.9	3.7	16.0	3.4	1.8	3.5
		Indicated	8.3	3.6	1.0	1.9	8.4	3.5	1.0	1.9
		Measured + Indicated	25.3	3.5	2.8	5.6	24.4	3.5	2.7	5.4
		Inferred	14.4	3.4	1.6	3.2	15.5	3.4	1.7	3.4
Total Measured + Indicated			796.4	4.3	109.7	142.5	762.6	4.4	106.7	140.6
Grand total			1,037.2	4.3	144.6	187.0	967.9	4.4	135.6	178.0

PGM Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Marikana¹	Proved	19.8	3.9	2.5	3.1	21.5	3.9	2.7	3.4
		Probable	111.5	3.9	14.0	17.4	117.9	3.9	14.7	18.2
		Proved + Probable	131.4	3.9	16.5	20.4	139.4	3.9	17.4	21.6
	Rustenburg²	Proved	72.9	3.6	8.4	11.4	79.3	3.5	9.0	12.2
		Probable	17.9	1.6	0.9	1.2	24.7	1.4	1.1	1.5
		Proved + Probable	90.9	3.2	9.3	12.6	103.9	3.0	10.2	13.7
	Kroondal³	Proved	9.1	2.5	0.7	0.8	8.0	2.6	0.7	1.3
		Probable	—	—	—	—	—	—	—	—
		Proved + Probable	9.1	2.5	0.7	0.8	8.0	2.6	0.7	1.3
	Mimosa⁴	Proved	11.3	3.5	1.3	2.6	20.1	3.5	2.2	4.5
		Probable	3.3	3.3	0.4	0.7	8.6	3.4	1.0	1.9
		Proved + Probable	14.6	3.5	1.6	3.3	28.7	3.5	3.2	6.4
Grand total Proved + Probable			246.0	3.6	28.1	37.1	280.0	3.5	31.4	43.0
180.64% Attributable, managed; 274% Attributable with Hoedspruit 86.35%, managed; 387% Attributable, managed; 450% Attributable, non-managed

Mineral Resources were positively impacted by the incorporation of the Schaapkraal Prospecting Right Mineral Resources (8.97Moz) into the Marikana operation, which was previously excluded subject to the approval of the prospecting right renewal.

Apart from depletion (-1.9Moz) the reduction in Mineral Reserves can mainly be ascribed to the exclusion of the Mimosa North Hill project (-1.5Moz) due to commercial considerations, partially off-set by the gain (+0.5Moz) from the acquisition of the additional 50% in the Kroondal operation.

A detailed reconciliation of the 2022 to 2023 SA PGM operations Mineral Reserves is shown in the adjacent table.

SA PGM operations – Mineral Reserves reconciliation

Factors	4E PGM (Moz)
31 Dec 2022	31.4
Depletion	-1.9
Post depletion	29.5
Geological interpretation	-0.1
Estimation methodology	-0.2
Economic valuation	-1.5
Modifying factors	-0.1
Attr. % gain Kroondal	0.5
31 Dec 2023	28.1
3.2.1.2. SA PGM exploration projects
•Total 4E PGM Mineral Resources of 51.5Moz, a year-on-year decrease of -3%

PGM Mineral Resources
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Exploration	Akanani¹	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Measured + Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Inferred	87.9	3.4	9.6	12.0	87.9	3.4	9.6	12.0
	Limpopo²	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	80.0	4.1	10.5	17.6	80.0	4.1	10.5	17.6
		Measured + Indicated	81.7	4.1	10.7	17.9	81.7	4.1	10.7	17.9
		Inferred	70.9	4.0	9.2	14.2	70.9	4.0	9.2	14.2
	Blue Ridge³	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	9.2	3.2	1.0	1.9
		Measured + Indicated	—	—	—	—	9.2	3.2	1.0	1.9
		Inferred	—	—	—	—	6.7	3.0	0.6	1.3
Total Measured + Indicated			246.2	4.1	32.7	45.4	255.4	4.1	33.7	47.3
Grand total			405.0	4.0	51.5	71.6	420.9	3.9	53.1	74.8
180.13% Attributable, managed, 2Attributable for Baobab and Doornvlei (80.64%), and Dwaalkop (40.32%), 350% Attributable, managed

The change relates to the Blue Ridge JV with Imbani Platinum, where agreement has been reached to apply for and proceed with official mine closure. Hence, the related Mineral Resources has been excluded.

3.2.2. Gold
3.2.2.1 SA gold operations
•Total gold Mineral Resources of 31.5Moz, a year-on-year decrease of -25.4%
•Total gold Mineral Reserves of 8.4Moz, a year-on-year decrease of -18.4%

Gold Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Kloof	Measured	26.7	9.6	8.2	8.2	24.9	11.2	9.0	9.0
		Indicated	24.5	5.5	4.3	4.3	33.3	6.6	7.1	7.1
		Measured + Indicated	51.2	7.6	12.5	12.5	58.2	8.6	16.1	16.1
		Inferred	7.0	4.5	1.0	1.0	21.7	8.7	6.1	6.1
	Driefontein	Measured	15.6	9.1	4.6	4.6	16.7	9.4	5.0	5.0
		Indicated	10.3	7.6	2.5	2.5	9.9	8.2	2.6	2.6
		Measured + Indicated	25.9	8.5	7.1	7.1	26.6	8.9	7.7	7.7
		Inferred	4.5	5.0	0.7	0.7	1.3	4.8	0.2	0.2
	Beatrix	Measured	16.2	5.3	2.8	2.8	20.6	6.4	4.2	4.2
		Indicated	23.8	5.0	3.8	3.8	24.7	5.3	4.2	4.2
		Measured + Indicated	40.0	5.1	6.6	6.6	45.2	5.8	8.4	8.4
		Inferred	0.5	4.0	0.1	0.1	1.6	4.4	0.2	0.2
	Cooke¹	Measured	150.8	0.3	1.2	1.6	154.4	0.3	1.3	1.7
		Indicated	40.1	0.3	0.4	0.5	41.3	0.3	0.4	0.5
		Measured + Indicated	191.0	0.3	1.6	2.2	195.7	0.3	1.7	2.2
		Inferred	—	—	—	—	—	—	—	—
	DRDGOLD²	Measured	33.4	0.3	0.3	0.6	33.2	0.3	0.3	0.6
		Indicated	188.2	0.2	1.5	3.0	188.7	0.2	1.5	3.0
		Measured + Indicated	221.6	0.3	1.8	3.6	222.0	0.3	1.8	3.6
		Inferred	10.7	0.2	0.1	0.2	10.7	0.2	0.1	0.2
Total Measured + Indicated			529.7	1.7	29.6	31.9	547.7	2.0	35.6	37.9
Grand total			552.4	1.8	31.5	33.9	583.2	2.2	42.2	44.6

Gold Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Kloof	Proved	7.6	5.1	1.3	1.3	11.0	6.1	2.1	2.1
		Probable	3.2	5.6	0.6	0.6	7.5	5.4	1.3	1.3
		Proved + Probable	10.8	5.3	1.8	1.8	18.6	5.8	3.4	3.4
	Driefontein	Proved	5.6	8.7	1.6	1.6	5.8	8.4	1.6	1.6
		Probable	6.0	7.1	1.4	1.4	5.6	7.9	1.4	1.4
		Proved + Probable	11.6	7.9	2.9	2.9	11.4	8.1	3.0	3.0
	Beatrix	Proved	4.7	3.5	0.5	0.5	5.9	3.8	0.7	0.7
		Probable	1.2	3.5	0.1	0.1	0.7	3.1	0.1	0.1
		Proved + Probable	5.9	3.5	0.7	0.7	6.7	3.7	0.8	0.8
	Cooke¹	Proved	—	—	—	—	—	—	—	—
		Probable	8.8	0.3	0.1	0.1	7.3	0.3	0.1	0.1
		Proved + Probable	8.8	0.3	0.1	0.1	7.3	0.3	0.1	0.1
	DRDGOLD²	Proved	193.8	0.3	2.0	4.0	205.0	0.3	2.2	4.3
		Probable	105.1	0.3	0.9	1.7	103.5	0.2	0.8	1.6
		Proved + Probable	298.9	0.3	2.9	5.7	308.5	0.3	3.0	5.9
Grand total Proved + Probable			336.0	0.8	8.4	11.2	352.4	0.9	10.3	13.2
176% Attributable, managed, 250.28% Attributable, non-managed

The change in Mineral Resources can mainly be attributed to the closure of Kloof 4 Shaft (-6.1Moz), the exclusion of the below infrastructure EBA area at Kloof 7 Shaft (-4.9Moz) due to having no reasonable prospect for eventual economic extraction (RPEEE) post the closure of Kloof 4 Shaft and the cessation of Beatrix 4 Shaft (-1.5Moz), off-set by minor additions elsewhere.
Apart from depletion (-0.8Moz), the change in Mineral Reserves can mainly be attributed to the closure of Kloof 4 Shaft(-1.5Moz) as well as further adjustments at Driefontein and Kloof operations due to area exclusions and changes in the Resource (0.5Moz).

SA gold operations – Mineral Reserves reconciliation

Factors	Gold (Moz)
31 Dec 2022	10.3
Depletion	-0.8
Post depletion	9.5
Area inclusions/exclusions	0.2
Geological interpretation	0.3
Economic valuation	-1.6
31 Dec 2023	8.4

3.2.2.2. SA gold - Burnstone development project

•Total gold Mineral Resources of 5.7Moz, a year-on-year decrease of -12%
•Total gold Mineral Reserves of 2.5Moz, a year-on-year decrease of -5.4%

Gold Mineral Resources Exclusive of Mineral Reserves
			Attributable				Attributable
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Development	Burnstone	Measured	0.4	4.4	0.1	0.1	0.3	13.4	0.1	0.1
		Indicated	10.9	4.4	1.6	1.6	5.8	11.1	2.1	2.1
		Measured + Indicated	11.4	4.4	1.6	1.6	6.0	11.2	2.2	2.2
		Inferred	29.3	4.3	4.1	4.1	31.5	4.2	4.3	4.3
Grand total			40.7	4.3	5.7	5.7	37.6	5.3	6.5	6.5

Gold Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Development	Burnstone	Proved	—	—	—	—	—	—	—	—
		Probable	19.8	4.0	2.5	2.5	20.5	4.0	2.7	2.7
Grand total Proved + Probable			19.8	4.0	2.5	2.5	20.5	4.0	2.7	2.7

At the Burnstone development project, the decrease in Mineral Resources is ascribed to a reduction in the Inferred Mineral Resources based on estimation practices. The minor reduction in Mineral Reserves was driven by the exclusion of a small area based on logistical considerations.

SA gold development – Mineral Reserves reconciliation

Factors	Gold (Moz)
31 Dec 2022	2.7
Area inclusions/exclusions	-0.2
31 Dec 2023	2.5
3.2.2.3. SA gold - SOFS exploration project

•Total gold Mineral Resources of 6.9Moz, remained unchanged

Gold Mineral Resources
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Exploration	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Grand total			48.1	4.4	6.9	6.9	48.1	4.4	6.9	6.9
The SOFS project in the Free State, adjacent to our Beatrix Mining Right, remains a fully mining permitted development option.

3.2.3. Uranium exploration projects

•Total U3O8 Mineral Resources of 59.2Mlb, a decrease of -11.1%

Uranium Mineral Resources
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
URANIUM	Southern Africa		Tonnes	Grade	U₃O₈	U₃O₈	Tonnes	Grade	U₃O₈	U₃O₈
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Exploration	Beatrix (Beisa)	Measured	3.6	1.1	8.5	8.5	3.6	1.09	8.5	8.5
		Indicated	7.8	1.1	18.3	18.3	7.8	1.07	18.3	18.3
		Measured + Indicated	11.4	1.1	26.9	26.9	11.4	1.07	26.9	26.9
		Inferred	—	1.1	0.1	0.1	0.04	1.10	0.1	0.1
	Cooke¹	Measured	60.3	0.19	24.7	32.5	154.4	0.09	31.9	42.0
		Indicated	39.7	0.09	7.6	9.9	41.3	0.09	7.8	10.2
		Measured + Indicated	100.0	0.15	32.2	42.4	195.7	0.09	39.6	52.2
		Inferred	—	—	—	—	—	—	—	—
Total Measured + Indicated			111.4	0.24	59.1	69.3	207.0	0.15	66.5	79.0
Grand total			111.4	0.24	59.2	69.4	207.1	0.15	66.6	79.1
176% Attributable, managed

Uranium Mineral Resources occur as co-mineralisation within tonnage also reported under the SA gold Mineral Resources.

A review of the economic potential of the remaining uranium Mineral Resources associated with the Cooke and Ezulwini tailings storage facilities (TSFs), has resulted in the exclusion of -7.4Mlb, relating to the Millsite TSF.

3.3. Europe
3.3.1. Battery metals
3.3.1.1. Keliber lithium development project

•LCE Mineral Resources of 209kt, a year-on-year increase of 33.2%
•LCE Mineral Reserves of 182kt, a year-on-year decrease of -6%

Lithium Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2023					31 Dec 2022
			Attributable				100%	Attributable				100%
LITHIUM	Europe		Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(kt)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)	(kt)
Development	Keliber¹	Measured	0.4	0.58	1.25	12	15	0.5	0.47	1.02	13	16
		Indicated	3.5	0.56	1.20	103	129	3.3	0.48	1.04	86	101
		Measured + Indicated	3.9	0.56	1.20	115	144	3.9	0.48	1.04	100	117
		Inferred	3.6	0.50	1.07	94	118	2.8	0.38	0.82	57	67
Grand total			7.4	0.53	1.14	209	262	6.7	0.44	0.94	157	184

Lithium Mineral Reserves
			31 Dec 2023					31 Dec 2022
			Attributable				100%	Attributable				100%
LITHIUM	Europe		Tonnes	Li	Li₂O	LCE	LCE	Tonnes	Li	Li₂O	LCE	LCE
			(Mt)	(%)	(%)	(kt)	(kt)	(Mt)	(%)	(%)	(kt)	(kt)
Development	Keliber¹	Proved	3.1	0.48	1.04	80	101	3.3	0.48	1.04	85	101
		Probable	4.6	0.42	0.90	102	127	4.9	0.42	0.90	108	127
Grand total Proved + Probable			7.7	0.44	0.96	182	228	8.2	0.44	0.96	194	228
179.82% Attributable, managed

Ongoing, successful exploration activities at the Keliber project in Finland has resulted in an increase of the Mineral Resources at the previously reported deposits, as well as the identification of additional mineralised areas. A revision in estimation methodology, which now better delineates and distinguishes between ore and barren material inclusions, has also had a positive impact on the reported grade which has increased to 1.14% Li₂O.

The reported Mineral Reserves remain based on the previously (2022) reported Mineral Resource estimate, and will be updated with the new Resource estimate during 2024. The decrease of -6% is due to a reduction in attributable ownership from 84.96% to 79.82%.

3.4. Australia
3.4.1. Zinc tailings retreatment (part of the circular economy)
3.4.1.1. Century zinc operation (including on-lease in-situ exploration projects)
•Zinc Mineral Resources of 1,252Mlb, a year-on-year increase of 307%
•Zinc Mineral Reserves of 1,726Mlb, a year-on-year increase of 287%

Zinc Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2023					31 Dec 2022
ZINC	Australia		Tonnes	Zinc	Zinc	Lead	Lead	Tonnes	Zinc	Zinc	Lead	Lead
			(Mt)	(%)	(Mlb)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(%)	(Mlb)
Exploration	Century	Measured	1.0	4.8	106	5.4	119	0.2	4.8	21	5.4	24
		Indicated	8.9	5.7	1,111	2.4	465	1.8	5.7	221	2.4	93
		Measured + Indicated	9.9	5.6	1,217	2.7	584	2.0	5.6	242	2.7	116
		Inferred	0.6	2.7	35	6.2	82	0.5	6.5	66	3.1	32
Grand total			10.5	5.4	1,252	2.9	666	2.4	5.8	308	2.8	148

Zinc Mineral Reserves
			31 Dec 2023				31 Dec 2022
			Attributable			100%	Attributable			100%
ZINC	Australia		Tonnes	Zinc	Zinc	Zinc	Tonnes	Zinc	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Operations	Century	Proved	26.1	3.0	1,726	1,726	6.8	3.0	446	2,240
		Probable	—	—	—	—	—	—	—	—
Grand total Proved + Probable			26.1	3.0	1,726	1,726	6.8	3.0	446	2,240

The year-on-year change in Mineral Resources and Mineral Reserves were primarily driven by the increase in attributable ownership to 100%, off-set partially by mining depletion off the finite TSF Mineral Reserves.

The Watson's Lode Inferred Mineral Resource, previously reported on, has been excluded due to unfavourable RPEE considerations, driven by structural complexity.

3.4.1.1. Mt Lyell copper project
•Copper Mineral Resources of 1,609Mlb.

Copper Mineral Resources
			31 Dec 2023					31 Dec 2022
COPPER	Australia		Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
			(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Exploration	Mt Lyell	Measured	3.7	0.89	73	0.2	0.03	—	—	—	—	—
		Indicated	51.4	0.91	1,036	0.3	0.4	—	—	—	—	—
		Measured + Indicated	55.1	0.91	1,108	0.2	0.4	—	—	—	—	—
		Inferred	24.3	0.94	501	0.1	0.1	—	—	—	—	—
Grand total			79.4	0.92	1,609	0.2	0.5	—	—	—	—	—

During 2023, with the take-over of New Century Resources, the Group acquired the option to acquire the historic Mt Lyell Copper mine, situated in Tasmania, from Vedanta Resources Ltd. The option was exercised during November 2023. A study into the feasibility of reopening the mine is in progress.

4.Corporate governance
This Mineral Reserves and Mineral Resources declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration available in the Group Mineral Resources and Mineral Reserves Report, which will be published on 26 April 2024 and will be available at www.sibanyestillwater.com/news-investors/reports/annual/.

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors.
Sibanye-Stillwater prepares and reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE Listings Requirements; and the SEC regulation S-K Sub-part 1300. For non-managed mineral properties, Mineral Resources and Mineral Reserves are in certain cases prepared under different codes, such as JORC and NI-43-101. These codes are closely aligned with SAMREC, form part of CRIRSCO (Committee for Mineral Reserves International Reporting Standards), and the estimates are therefore deemed to be consistent with SAMREC.

Production volumes are reported in metric tonnes (t). By-product metals that do not constitute material contribution to potential revenue-flows are typically excluded from the estimates, but are included in the economic assessments.

All financial models used to determine the managed Mineral Reserves are based on current tax regulations as at 31 December 2023. Rounding of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.
There are teams of QP's, designated in terms of the respective national reporting codes, who take responsibility for the reporting of Mineral Resources and Mineral Reserves at the respective operations and projects. Corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the Group's lead Competent Persons, included below. The Group has the written confirmation of the lead Qualified Persons that the information, as disclosed in this report, is compliant with the relevant security exchanges’ listing requirements (Section 12 of the JSE listing requirements, SAMREC Table 1 and the US SEC SK1300), and that it may be published in the form and context in which it was intended.
For the managed operations, Stephan Stander is the Group Lead QP for Mineral Resources; and Tom Van Den Berg is the Group Lead QP for Mineral Reserves. Stephan is a registered member of the South African Council for Natural Scientific Professions (SACNASP 400089/96). Tom is a registered member of the South African Institute of Mining and Metallurgy (SAIMM 700497).

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
EVP: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014

www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

About Sibanye-Stillwater
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Ends.

5.Forward looking statements

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management for future operations, markets for stock and other matters. These forward-looking statements, including, among others, those relating to Sibanye-Stillwater’s future business prospects, revenues and income, climate change-related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), gold, PGM, nickel and lithium pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s new or ongoing development projects, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “goal”, “vision”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change; being subject to, and the outcome and consequence of, any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; the ability of Sibanye-Stillwater to meet its decarbonisation targets, including by diversifying its energy mix with renewable energy projects; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, including global pandemics.

Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2022 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2022 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096).

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

Non-IFRS Measures
The information contained in this document may contain certain non-IFRS measures, including, among others, adjusted EBITDA, AISC, AIC, sustaining capital, Nickel equivalent sustaining cost and average equivalent zinc concentrate price. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this document because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.

Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.